EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:          The Tel Aviv Stock Exchange
 The Israeli Securities Authority

Re:	Immediate Report - Private Placement of Debentures (Series 6 and 7) for Qualified and Institutional Investors

The Company is pleased to hereby announce a private placement of Series 6 Debentures and Series 7 Debentures of the Company (the “Debentures (Series 6)” and the “Debentures (Series 7),” as applicable), to qualified and Institutional investors, subject to and contingent on the receipt of approval of the Tel Aviv Stock Exchange Ltd. (the “Stock Exchange”) to the listing for trade, the receipt of approvals of the rating companies and the receipt of approval of the Tax Authority regarding the weighted deduction rate for Series 7, all as set forth below:

1.	Issuance of Debentures (Series 6)

1.1.
The issuance of the Debentures (Series 6) will be in a scope of NIS 881,096,000 par value of Debentures (Series 6) of the Company with a par value of NIS 1 each, which will be listed in the register of the Company’s securities in the name of the Nominee Company of Bank HaPoalim Ltd.

1.2.
The issuance of the Debentures (Series 6) will be performed by way of expansion of a series that was issued and listed for trade for the first time in the Tel Aviv Stock Exchange Ltd. (the “Stock Exchange”) in accordance with the shelf offering report dated June 29, 2011 (the “Shelf Offering Report”) and the shelf prospectus of the Company dated June 1, 2011 and an amendment thereto dated June 22, 2011 (the “Shelf Prospectus”).

1.3.
The issuance of the Debentures (Series 6) will be performed based on a price of NIS 1.168 for each NIS 1 par value of one Debenture, reflecting effective interest of 1.73%. After the performance of the private placement as stated, the total scope of the series of the Debentures (Series 6) will be NIS 2,874,231,609 par value.

1.4.	The total consideration that is expected to be received in the Company for the issuance of the Debentures (Series 6) amounts to about NIS 1,029 million (gross).

1.5.	As of this date, the adjusted value of the Debentures (Series 6) of the Company is NIS 1.0463 for each NIS 1 par value.

1.6.
The Debentures (Series 6) were originally issued based on the Shelf Offering Report without discounting. In the expansion of the series performed in the private placement from May 29, 2013 and November 24, 2013, the Debentures (Series 6) were issued without discounting. Additionally and as stated above, the aforesaid Debentures will be issued in the framework of this private placement above their adjusted value (principal and interest), and therefore will be issued without discounting.

1.7.
The terms of the Debentures (Series 6) at the subject of this Immediate Report are identical to the terms of the Debentures (Series 6) in circulation, as described in the Shelf Prospectus, and are considered, from the date of their issuance, to be Debentures (Series 6) in circulation. It should be clarified that the Debentures issued will not be entitled to interest payments for the interest periods for which the effective date for payment occurs before the performance date of the private placement.

2.	Issuance of Debentures (Series 7)

2.1.
The issuance of the Debentures (Series 7) will be in a scope of NIS 118,904,000 par value of Debentures (Series 7) of the Company with a par value of NIS 1 each, which will be listed in the register of the Company’s securities in the name of the Nominee Company of Bank HaPoalim Ltd.

2.2.
The issuance of the Debentures (Series 7) will be performed by way of expansion of a series that was issued and listed for trade for the first time in the Tel Aviv Stock Exchange Ltd. in accordance with the Shelf Offering Report and the Shelf Prospectus.

2.3.
The issuance of the Debentures (Series 7) will be performed based on a price of NIS 1 for each NIS 1 par value of one Debenture(reflecting effective interest of 2.02%), subject to adjustment in the event that the issuance is actually performed after the next effective date for payment of interest (see below). After the performance of the private placement as stated, the total scope of the series of the Debentures (Series 7) will be NIS 733,759,000 par value.

2.4.	The total consideration that is expected to be received in the Company for the issuance of the Debentures (Series 7) amounts to about NIS 119 million (gross).

2.5.	As of this date, the adjusted value of the Debentures (Series 7) of the Company is NIS 1.0039 for each NIS 1 par value.

2.6.
The Debentures (Series 7) were originally issued based on the Shelf Offering Report without discounting. In the expansion of the series performed in the private placement from May 29, 2013, the Debentures (Series 7) were issued without discounting. Considering the price per unit at which the Debentures were offered in the private placement described in this Report, the Debentures are offered below their adjusted value (principal and interest) and therefore are issued at a discount.

The Company has contacted the Securities Authority to receive its approval for calculating the discount rate in accordance with the tax arrangement in the “green track.” The Company will again report the receipt of the Security Authority’s approval, if received, and the weighted discount rate of Series 7. As stated below, the performance of the issuance in practice is subject to the receipt of approval of the Securities Authority as stated.

2.7.
The terms of the Debentures (Series 7) at the subject of this Immediate Report are identical to the terms of the Debentures (Series 7) in circulation, as described in the Shelf Prospectus, and are considered, from the date of their issuance, to be Debentures (Series 7) in circulation. It should be clarified that if the Debentures are issued on the coming effective date for the interest payment that will be performed on September 1, 2014 or thereafter (i.e. – August 8, 2014), the Debentures will not be entitled to the coming interest payment, and in such a case, the consideration of each Debenture (Series 7) will be adjusted and reduced from the consideration that will be paid to the Company for each NIS 1 par value, in an amount equal to the coming interest payment for each NIS 1 par value of Debentures. For details regarding the terms of the Debentures (Series 7), see the Shelf Offering Report.

3.	Conditions Precedent for the Issuance of the Debentures

This private placement of Debentures (Series 6) and Debentures (Series 7) is subject to the fulfillment of the following conditions precedent:

3.1.
The receipt of rating confirmations from S&P Maalot Ltd. and Midroog Ltd., based on which the rating of the additional Debentures, shortly after the performance of the issuance, is not lower than a rating of ilAA and Aa2, respectively.

3.2.
The receipt of approval of the Stock Exchange for the listing of the Debentures for trade. The Company will seek listing of the additional Debentures for trade in the Stock Exchange, near the publication date of this Report.

3.3.	The receipt of approval of the Tax Authority regarding the weighted discount rate for the Debentures (Series 7), as stated in Section 2.7 above.

3.4.
In accordance with the terms of the classified investors, if the conditions precedents set forth above are not fulfilled by the end of 14 days from the tender date, for any reason, the private placement will be cancelled and the Debentures will not be allocated.

4.
It should be clarified that subject to the receipt of approval of the Stock Exchange as stated, the additional Debentures (Series 6) and the Debentures (Series 7) will be listed for trade in the Stock Exchange but will be subject to restrictions on resale set forth in Section 15c of the Securities Law, 5728-1968 and the regulations promulgated thereunder.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.